

PUBLIC

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MAR 02 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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hours per response: 12

SEC FILE NUMBER
8-45056

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Banorte-IXE Securities International, Ltd.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5075 Westheimer Rd, Suite 975W
(No. and Street)

Houston,	TX	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ibarra	(713) 980-4600	jibarra@banortesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018		6517	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, Jorge Ibarra_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banorte-IXE Securities International, Ltd._____, as of December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIELLE SHANTALL GARCIA
Notary Public, State of Texas
Comm. Expires 10-19-2025
Notary ID 133400229

Notary Public

Signature: _____

Title: Chief Operations Officer.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BANORTE-IXE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa de Bolsa Banorte-IXE, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

This report is deemed PUBLIC

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Table of Contents
December 31, 2021

Page (s)



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Banorte-IXE Securities International, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banorte-IXE Securities International, Ltd. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 24, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324

800.848.0008

www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2021

Assets		2021
Cash and Cash Equivalents	$	9,359,660
Due from Clearing Broker (Note 3)		1,234,620
Accounts Receivable - net		927,637
Furniture, Equipment, Software and Leasehold Improvements - net		586,296
Right of Use Assets - net		1,367,138
Income Tax Prepaid (Note 7)		33,957
Prepaid Expenses		181,888
Deferred Income Tax		188,762
Security Deposits		493,382
Due from Related Parties		292,260
Total Assets	$	14,665,600

Liabilities and Stockholder's Equity

Liabilities

Accrued Compensation	$	792,035
Accounts Payable and Accrued Expenses (Note 4)		293,096
Lease Liability		1,505,533
Total Liabilities		2,590,664

Stockolder's Equity

Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		11,668,578
Retained Earnings		405,858
Total Stockholder's Equity		12,074,936
Total Liabilities and Stockholder's Equity	$	14,665,600

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

   All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investors Protection Corporation ("SIPC").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and approved by management.

   The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

   Cash and cash equivalents

   The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2021 substantiallly all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

   Fixed assets

   Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

   Securities transactions

   Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of operations. As of December 31, 2021, there has been no proprietary trading.

   Advertising costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency transalation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in the statement of operations. For the year ending December 31,2021, the Company did not report any gains or losses from foreign currency translations.

Revenue recognition

Commissions

The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Mutual Funds

The Company earns commissions by referring client transactions in mutual funds both directly from the mutual fund companies and indirectly through its clearing broker. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Commissions revenue is typically collected during the period earned under the terms of the contract or subscription or agreement. The Company also earns minor annual trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

Rental Income

The Company subleases its New York City office space which commenced on May 1, 2020 and terminates on October 31, 2022. The Company records rental income monthly based on the terms of the agreement when the performance obligation has been satisfied.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of federal taxes based upon income; state and local taxes on a combined capital base.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax

authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a ·material impact on the financial statements of the Company as of December 31, 2021.

3. DUE FROM CLEARING BROKER

Receivables from clearing brokers consists primarily of cash balances held at the clearing brokers. Pursuant to the clearing agreement with Apex Clearing Corporation ("Clearing Broker"), the Company introduces all of its customers' securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin ("clearing deposit"). Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2021, the Company had a receivable from its clearing broker of $1,234,620 of which $1,000,026 serves as the clearing deposit.

4. RELATED-PARTY TRANSACTION S

The Company has an agreement with Casa de Bolsa Banorrte-IXE for the use of certain Institutional Referral services. Detail of related party transactions and balances are as follows:

Grandparent Company:		2021
Accounts Receivables	$	65,846
Related Companies:		
Accounts Receivables		
Banorte Asset Management		186,445
Banorte Securities Holdings International Inc.		39,969
Total Receivable-related	$	292,260

The Company has an informal cost sharing arrangement based on a cost plus a percentage mark up on expense. This results in a charge to the company, if revenue as defined, exceeds the cost plus the percentage as calculated. During the year ended December 31, 2021, the aforementioned calculation resulted in the Company accruing a sevice fee of $0. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of its employees. All eligible employees, as defined may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee.

6. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

		2021	Useful Life
Equipment	$	1,516,809	3-10 years
Furniture and fixture		544,029	3-10 years
Leasehold improvements		2,191,199	15 years
Software cost		419,770	3-10 years
		4,671,807	
Less: accumulated depreciation and amortization		(4,085,511)	
Total net	$	586,296	

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2021 consists of the following:

Income Taxes

Current:

Federal, State and and City	$	44,695
Net income tax provision	$	44,695

Deferred Tax Asset

481(a) Deferred Rent		(17,764)
PP&E - Book		(107,341)
PP&E - Tax		284,413
ROU Asset		(287,099)
ROU Liability		316,162
Rent Payable		390
Net deferred tax asset	$	188,762

The Company has $33,957 in prepaid taxes at December 31, 2021. During the year ended December 31, 2021, the Company's affiliate that it files a consolidated tax with, absorbed $31,365 of the Company's deferred tax asset. The Company recognized this absorption by offsetting a payable to the affiliate.

The Company files Federal, New York State, Texas and New York City income tax returns as a C corporation. Generally, the Company is no longer subject to income tax examination by major taxing authorities for year before 2017. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount, the relevant tax jurisdictions, and compliance with U.S. federal, state, and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreements does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease costs	$800,826
Variable lease costs	859,376
Total lease costs include in occupancy expenses	$1,660,202

Amounts reported in the Statement of Financial Condition as of December 31, 2021 are as follows:

Operating leases:	
Right-of-use assets	$1,367,138
Lease liabilities	$1,505,533

Maturities of lease liabilities under the noncancelable operating leases as of December 31, 2021 are as follows:

2022	$693,820
2023	$170,652
2024	$175,683
2025	$180,715
2026 and thereafter	$392,457
Total	$1,613,327
Less discount	107,794
Total lease liability	$1,505,533

8. **COMMITMENTS AND CONTINGENCIES (CONT.)**

Other information as of December 31, 2021:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 3.6% at the leases' commencement dates. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable. Accounts payable and accrued expenses includes deferred rents of $1,859 in connection with the above lease agreements.

A certificate of deposit of $392,003 is pledged to the lessor as collateral for the New York lease agreement. The Company subleases its New York City office space. The Company did not consider any of the lessor provision of ASC 842 due to the effects being immaterial to the financial statements.

Other commitments

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2021, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK**

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2021, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2021, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as at December 31, 2021.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $9,321,969 which was $9,215,111 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021, or during the year then ended.

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Baord (the "FASB") has established the Accounting Standards Cofificaiton ("Codification" or "ASC") as the authoritative source of generally accepted accounting principals ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updateds ("ASUs").

For the year ended December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the prounouncement has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.